EXHIBIT 1
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                                  Announcement

2 September 2004

                              WPP GROUP PLC ("WPP")

WPP was notified yesterday of increases in the vested share interests in WPP of Sir Martin Sorrell (a director of WPP) and of JMS Financial Services Limited ("JMS") (a company in which Sir Martin Sorrell is interested) pursuant to the exercise of awards under the WPP Capital Investment Plan (CIP), and the WPP Notional Share Award Plan ("NSAP") both established in 1995. Both awards were subject to performance periods that ran from 1994 to 1999.

In 1999 Sir Martin agreed to defer taking the awards until 2004, WPP having received shareholder approval for such deferral. Sir Martin Sorrell exercised his award under the CIP in relation to 1,054,442 shares, all of which have been retained. Sir Martin remains entitled to an award of 3,636,950 WPP shares under the CIP following his election to defer the exercise of this part of the award beyond 31 December 2004, WPP having received shareholder approval for such deferral at its last Annual General Meeting. The cost to WPP of the shares the subject of this award was on average 116.8p per share, which was fully provided for during the period 1995 to 1999. Sir Martin has discharged tax liabilities of $2.68 million arising on the exercise of the CIP award out of his own cash resources.

JMS has also exercised its option under the NSAP and, in accordance with its agreement with WPP, has applied the proceeds of the award in subscribing for 1,754,520 newly issued shares at a subscription price of (pound)4.977 per share, all of which have been retained. The cost of this award to WPP was (pound)2.14 million, which again was fully provided for in the period 1995 to 1999. The subscription for shares by JMS has ensured that no cash has left the Group.

At today's date Sir Martin Sorrell and his family interests are interested in or have rights in 17,265,707 shares representing 1.464% of the issued share capital of WPP.

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